CUSIP No. 883430308                                           Page 1 of 16 Pages

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. ___)


                          THERMACELL TECHNOLOGIES, INC.
                                (Name of Issuer)

                         Common Stock, $.0001 par value
                         (Title of Class of Securities)


                                    883430308
                                 (CUSIP Number)

                               Mr. David Matteson
                        Augustine Capital Management, LLC
                                 141 W. Jackson
                                   Suite 2182
                                Chicago, IL 60604
                                 (312) 427-5461
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 15, 2001
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

CUSIP No. 883430308                                           Page 2 of 16 Pages

================================================================================
  1       NAME OF REPORTING PERSON

          Augustine Fund, L.P.

--------------------------------------------------------------------------------
  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) |X|
                                                                      (b) [ ]
--------------------------------------------------------------------------------
  3       SEC USE ONLY

--------------------------------------------------------------------------------
  4       SOURCE OF FUNDS

          WC
--------------------------------------------------------------------------------
  5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                              [ ]

--------------------------------------------------------------------------------
  6       CITIZENSHIP OR PLACE OF ORGANIZATION

          Illinois
--------------------------------------------------------------------------------
        NUMBER OF          7  SOLE VOTING POWER

          SHARES              0
                        --------------------------------------------------------
       BENEFICIALLY        8  SHARED VOTING POWER

         OWNED BY             15,335,154
                        --------------------------------------------------------
           EACH            9  SOLE DISPOSITIVE POWER

        REPORTING             0
                        --------------------------------------------------------
          PERSON           10 SHARED DISPOSITIVE POWER

           WITH               15,335,154
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          15,335,154
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES                                              [ ]

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          71.4%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          PN
================================================================================

CUSIP No. 883430308                                           Page 3 of 16 Pages

================================================================================
  1       NAME OF REPORTING PERSON

          Augustine Capital Management, LLC

--------------------------------------------------------------------------------
  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) |X|
                                                                      (b) [ ]
--------------------------------------------------------------------------------
  3       SEC USE ONLY

--------------------------------------------------------------------------------
  4       SOURCE OF FUNDS

          WC
--------------------------------------------------------------------------------
  5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                              [ ]

--------------------------------------------------------------------------------
  6       CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
        NUMBER OF          7  SOLE VOTING POWER

          SHARES              0
                        --------------------------------------------------------
       BENEFICIALLY        8  SHARED VOTING POWER

         OWNED BY             15,335,154
                        --------------------------------------------------------
           EACH            9  SOLE DISPOSITIVE POWER

        REPORTING             0
                        --------------------------------------------------------
          PERSON           10 SHARED DISPOSITIVE POWER

           WITH               15,335,154
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          15,335,154
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES                                              [ ]

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          71.4%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          PN
================================================================================

CUSIP No. 883430308                                           Page 4 of 16 Pages

================================================================================
  1       NAME OF REPORTING PERSON

          Augustine Group, LLC

--------------------------------------------------------------------------------
  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) |X|
                                                                      (b) [ ]
--------------------------------------------------------------------------------
  3       SEC USE ONLY

--------------------------------------------------------------------------------
  4       SOURCE OF FUNDS

          WC
--------------------------------------------------------------------------------
  5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                              [ ]

--------------------------------------------------------------------------------
  6       CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
        NUMBER OF          7  SOLE VOTING POWER

          SHARES              0
                        --------------------------------------------------------
       BENEFICIALLY        8  SHARED VOTING POWER

         OWNED BY             15,335,154
                        --------------------------------------------------------
           EACH            9  SOLE DISPOSITIVE POWER

        REPORTING             0
                        --------------------------------------------------------
          PERSON           10 SHARED DISPOSITIVE POWER

           WITH               15,335,154
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          15,335,154
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES                                              [ ]

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          71.4%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          PN
================================================================================

CUSIP No. 883430308                                           Page 5 of 16 Pages

================================================================================
  1       NAME OF REPORTING PERSON

          David R. Asplund

--------------------------------------------------------------------------------
  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) |X|
                                                                      (b) [ ]
--------------------------------------------------------------------------------
  3       SEC USE ONLY

--------------------------------------------------------------------------------
  4       SOURCE OF FUNDS

          AF
--------------------------------------------------------------------------------
  5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                              [ ]

--------------------------------------------------------------------------------
  6       CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------------------------------------------------------------------
        NUMBER OF          7  SOLE VOTING POWER

          SHARES              0
                        --------------------------------------------------------
       BENEFICIALLY        8  SHARED VOTING POWER

         OWNED BY             15,335,154
                        --------------------------------------------------------
           EACH            9  SOLE DISPOSITIVE POWER

        REPORTING             0
                        --------------------------------------------------------
          PERSON           10 SHARED DISPOSITIVE POWER

           WITH               15,335,154
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          15,335,154
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES                                              [ ]

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          71.4%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          IN
================================================================================

CUSIP No. 883430308                                           Page 6 of 16 Pages

================================================================================
  1       NAME OF REPORTING PERSON

          Thomas Duszynski

--------------------------------------------------------------------------------
  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) |X|
                                                                      (b) [ ]
--------------------------------------------------------------------------------
  3       SEC USE ONLY

--------------------------------------------------------------------------------
  4       SOURCE OF FUNDS

          AF
--------------------------------------------------------------------------------
  5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                              [ ]

--------------------------------------------------------------------------------
  6       CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------------------------------------------------------------------
        NUMBER OF          7  SOLE VOTING POWER

          SHARES              0
                        --------------------------------------------------------
       BENEFICIALLY        8  SHARED VOTING POWER

         OWNED BY             15,335,154
                        --------------------------------------------------------
           EACH            9  SOLE DISPOSITIVE POWER

        REPORTING             0
                        --------------------------------------------------------
          PERSON           10 SHARED DISPOSITIVE POWER

           WITH               15,335,154
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          15,335,154
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES                                              [ ]

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          71.4%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          IN
================================================================================

CUSIP No. 883430308                                           Page 7 of 16 Pages

================================================================================
  1       NAME OF REPORTING PERSON

          David M. Matteson

--------------------------------------------------------------------------------
  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) |X|
                                                                      (b) [ ]
--------------------------------------------------------------------------------
  3       SEC USE ONLY

--------------------------------------------------------------------------------
  4       SOURCE OF FUNDS

          AF
--------------------------------------------------------------------------------
  5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                              [ ]

--------------------------------------------------------------------------------
  6       CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------------------------------------------------------------------
        NUMBER OF          7  SOLE VOTING POWER

          SHARES              0
                        --------------------------------------------------------
       BENEFICIALLY        8  SHARED VOTING POWER

         OWNED BY             15,335,154
                        --------------------------------------------------------
           EACH            9  SOLE DISPOSITIVE POWER

        REPORTING             0
                        --------------------------------------------------------
          PERSON           10 SHARED DISPOSITIVE POWER

           WITH               15,335,154
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          15,335,154
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES                                              [ ]

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          71.4%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          IN
================================================================================

CUSIP No. 883430308                                           Page 8 of 16 Pages

================================================================================
  1       NAME OF REPORTING PERSON

          Brian D. Porter

--------------------------------------------------------------------------------
  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) |X|
                                                                      (b) [ ]
--------------------------------------------------------------------------------
  3       SEC USE ONLY

--------------------------------------------------------------------------------
  4       SOURCE OF FUNDS

          AF
--------------------------------------------------------------------------------
  5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                              [ ]

--------------------------------------------------------------------------------
  6       CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------------------------------------------------------------------
        NUMBER OF          7  SOLE VOTING POWER

          SHARES              0
                        --------------------------------------------------------
       BENEFICIALLY        8  SHARED VOTING POWER

         OWNED BY             15,335,154
                        --------------------------------------------------------
           EACH            9  SOLE DISPOSITIVE POWER

        REPORTING             0
                        --------------------------------------------------------
          PERSON           10 SHARED DISPOSITIVE POWER

           WITH               15,335,154
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          15,335,154
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES                                              [ ]

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          71.4%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          IN
================================================================================

CUSIP No. 883430308                                           Page 9 of 16 Pages

================================================================================
  1       NAME OF REPORTING PERSON

          John T. Porter

--------------------------------------------------------------------------------
  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) |X|
                                                                      (b) [ ]
--------------------------------------------------------------------------------
  3       SEC USE ONLY

--------------------------------------------------------------------------------
  4       SOURCE OF FUNDS

          AF
--------------------------------------------------------------------------------
  5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                              [ ]

--------------------------------------------------------------------------------
  6       CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------------------------------------------------------------------
        NUMBER OF          7  SOLE VOTING POWER

          SHARES              0
                        --------------------------------------------------------
       BENEFICIALLY        8  SHARED VOTING POWER

         OWNED BY             15,335,154
                        --------------------------------------------------------
           EACH            9  SOLE DISPOSITIVE POWER

        REPORTING             0
                        --------------------------------------------------------
          PERSON           10 SHARED DISPOSITIVE POWER

           WITH               15,335,154
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          15,335,154
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES                                              [ ]

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          71.4%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          IN
================================================================================

CUSIP No. 883430308                                          Page 10 of 16 Pages


Item 1.   Security and Issuer

          This Schedule 13D is filed jointly by Augustine Capital Management, LLC ("Augustine Capital"), Augustine Fund, LP ("Augustine Fund"), Augustine Group, LLC ("Augustine Group"), David R. Asplund, Thomas Duszynski, David M. Matteson, Brian D. Porter and John T. Porter, with respect to the shares of Common Stock beneficially owned by the foregoing persons (collectively, the "Group").

          The class of equity securities to which this Schedule 13D relates is the common stock, par value $.0001 per share ("Common Stock"), of Thermacell Technologies, Inc., a Florida corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 440 Fentress Blvd., Daytona Beach, Florida 32115. The joint filing agreement of the persons filing this Schedule 13D is attached as Exhibit 1.

Item 2.   Identity and Background

          (a)-(c) This statement is filed by each member of the Group with respect to the shares of Common Stock beneficially owned by the Group. Augustine Capital is the general partner of Augustine Fund. The controlling members and officers of Augustine Capital are David R. Asplund, Thomas Duszynski, David M. Matteson, Brian D. Porter and John T. Porter. The controlling members and officers of Augustine Group are David R. Asplund, Thomas Duszynski, Brian D. Porter and John T. Porter.

          The business address of each member of the Group is 141 W. Jackson, Suite 2182, Chicago, IL 60604. The principal employment of David R. Asplund is trading securities. The principal employment of Thomas Duszynski, Brian D. Porter and John T. Porter is investing in securities, conducted through Augustine Capital and Augustine Fund. The principal employment of David M. Matteson is as an officer of Augustine Capital and Augustine Fund. Augustine Capital is a Delaware limited liability company. Augustine Fund is an Illinois limited partnership. Augustine Group is a Delaware limited liability company, the principal business of which is proprietary investment activities.

          (d) During the past five years, no member of the Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the past five years, no member of the Group (a) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

          (f) All of the individuals who are members of the Group are citizens of the United States.

CUSIP No. 883430308                                          Page 11 of 16 Pages


Item 3.   Source and Amount of Funds or Other Consideration

          The amount of funds expended to date by members of the Group to acquire the 7,037,003 shares of Common Stock currently held in the name of Augustine Fund, the $1,026,667 of the Issuer's 9% Redeemable Convertible Promissory Notes (the "Convertible Debt") currently held in the name of Augustine Fund, and the warrants to acquire 150,000 shares of the Common Stock at $0.75 per share (the "Warrants") currently held in the name of Augustine Fund is $1,270,000. Such funds were provided from Augustine Fund's available capital.

Item 4.   Purpose of Transaction

          The Group acquired the shares of Common Stock beneficially owned by the Group with investment intent and not the intent to exercise control of the Issuer. In early March 2001, the Group was approached by the Issuer with respect to providing additional financing to the Issuer. On or about March 15, 2001, the Group revised its original investment intent and determined to exercise control of the Issuer. Although the Group has no formal arrangements with the Issuer, at the present time the Group contemplates working together with the Issuer to implement policies that they believe are in the best interests of the Issuer and its stockholders. Although no member of the Group currently holds a position as a director or an executive officer of the Issuer and no member of the Group is employed by the Issuer, the Group intends to use its status as majority stockholder to formulate an ongoing business model with respect to the Issuer. Such policies may include sale of all or substantially all of the Issuer's assets, merger with another entity, or similar transactions. The Group does not currently plan to remove any existing directors, nominate any candidates for election or appointment to the board of directors, or obtain any executive officer position. The Group is currently assessing the cash needs and potential profitability of the business of the Issuer; however, no specific plans have been finalized for any specific change in the business.

          Each member of the Group may make further purchases of shares of Common Stock. Members of the Group may dispose of any or all the shares of Common Stock held by them, although they have no current intention to do so. Except as noted in this Schedule 13D, no member of the Group has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of Item (4) of Schedule 13D. Members of the Group may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

Item 5.   Interest in Securities of the Issuer

          The percentages used in this Schedule 13D are calculated based upon the number of outstanding shares of Common Stock, 6,147,104, reported as the number of outstanding shares as of June 30, 2000, on a Form 10-Q for the period ended June 30, 2000, plus issuances to the Group which have occurred since that time. All purchases and sales of Common Stock reported herein were made in private transactions. If the Group were to convert into Common Stock the Convertible Debt currently held, the Group would be

CUSIP No. 883430308                                          Page 12 of 16 Pages


contractually entitled to obtain more shares of Common Stock than are currently authorized by the Issuer's Articles of Incorporation.

(A)  Augustine Capital

     (a)-(b) See cover page.

     (c) Augustine Capital has effected no transactions in the Common Stock (other than through other members of the Group).

     (d) Decisions regarding the Common Stock with respect to Augustine Capital, the general partner of Augustine Fund, are made by the controlling members and officers of Augustine Capital, all of whom are David R. Asplund, Thomas Duszynski, David M. Matteson, Brian D. Porter and John T. Porter.

     (e)  N/A.

(B)  Augustine Fund

     (a)-(b) See cover page.

     (c) On May 9, 2000, Augustine Fund converted $100,000 of the Convertible Debt in accordance with the terms of the Convertible Debt and received 153,408 shares of Common Stock, at a total price of $0.65 per share. On March 15, 2001, Augustine Fund converted $566,667 of the Convertible Debt in accordance with the terms of the Convertible Debt and received 6,883,595 shares of Common Stock, at a total price of $0.126 per share. On October 4, 1999, Augustine Fund received warrants to purchase 150,000 shares of Common Stock at $0.75 per share.

     (d) Decisions regarding the Common Stock with respect to Augustine Fund, the general partner of which is Augustine Capital, are made by the controlling members and officers of Augustine Capital, all of whom are David R. Asplund, Thomas Duszynski, David M. Matteson, Brian D. Porter and John T. Porter.

     (e)  N/A.

(C)  Augustine Group

     (a)-(b) See cover page.

     (c) Augustine Group has effected no transactions in the Common Stock (other than through other members of the Group).

CUSIP No. 883430308                                          Page 13 of 16 Pages


     (d) Decisions regarding the Common Stock with respect to Augustine Group are made by the controlling members and officers of Augustine Group, all of whom are David R. Asplund, Thomas Duszynski, Brian D. Porter and John T. Porter.

     (f)  N/A.

(D)  David R. Asplund

     (a)-(b) See cover page.

     (c) David R. Asplund has effected no transactions in the Common Stock (other than through other members of the Group).

     (d)  N/A.

     (e)  N/A.

(E)  Thomas Duszynski

     (a)-(b) See cover page.

     (c) Thomas Duszynski has effected no transactions in the Common Stock (other than through other members of the Group).

     (d)  N/A.

     (e)  N/A.

(F)  David M. Matteson

     (a)-(b) See cover page.

     (c) David M. Matteson has effected no transactions in the Common Stock (other than through other members of the Group).

     (d)  N/A.

     (e)  N/A.

(G)  Brian D. Porter

     (a)-(b) See cover page.

     (c) Brian D. Porter has effected no transactions in the Common Stock (other than through other members of the Group).

CUSIP No. 883430308                                          Page 14 of 16 Pages


     (d)  N/A.

     (e)  N/A.

(H)  John T. Porter

     (a)-(b) See cover page.

     (c) John T. Porter has effected no transactions in the Common Stock (other than through other members of the Group).

     (d)  N/A.

     (e)  N/A.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          Other than the Joint Filing Agreement filed as Exhibit 1 to this filing and as described elsewhere in this Schedule 13D, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer.

Item 7.   Material to be Filed as Exhibits

       No.      Description
       ---      -----------
       1        Joint Filing Agreement.

CUSIP No. 883430308                                          Page 15 of 16 Pages



                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     March 22, 2001
                                         AUGUSTINE FUND, L.P.

                                         By:  AUGUSTINE CAPITAL MANAGEMENT, LLC
                                              General Partner

                                         By:  /s/ John T. Porter
                                              John T. Porter, President


                                         AUGUSTINE CAPITAL MANAGEMENT, LLC

                                         By:  /s/ John T. Porter
                                              John T. Porter, President


                                         AUGUSTINE GROUP, LLC

                                         By:  /s/ John T. Porter
                                              John T. Porter, President


By:   /s/ David R. Asplund
      David R. Asplund

By:   /s/ Thomas Duszynski
      Thomas Duszynski

By:   /s/ David M. Matteson
      David M. Matteson

By:   /s/ Brian D. Porter
      Brian D. Porter

By:   /s/ John T. Porter
      John T. Porter